Filed Pursuant to Rule 424(b)(3)
File Number 333-129140
PROSPECTUS SUPPLEMENT NO. 7
to Prospectus declared
effective on May 11, 2006
as supplemented on May 17, 2006, June 12, 2006, August 18, 2006, September 18, 2006 and September 29, 2006
and October 23, 2006
(Registration No. 333-129140)
CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
     This Prospectus Supplement No. 7 supplements our Prospectus dated May 12, 2006, Prospectus Supplement No. 1 dated May 17, 2006, Prospectus Supplement No. 2 dated June 12, 2006, Prospectus Supplement No. 3 dated August 18, 2006, Prospectus Supplement No. 4 dated September 18, 2006, Prospectus Supplement No. 5 dated September 29, 2006 and Prospectus Supplement No. 6 dated October 23, 2006. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 7 together with the Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, Prospectus Supplement No. 4, Prospectus Supplement No. 5 and Prospectus Supplement No. 6.
     This Prospectus Supplement includes the attached Quarterly Report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc. dated September 30, 2006, as filed by us with the Securities and Exchange Commission:
     Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “CYKN.”
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus Supplement is November 21, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-QSB
QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2006
Commission File Number: 000-50505
CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
(Exact name of small business issuer as specified in its charter)

Delaware	13-4287300
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

100 Foxborough Blvd Ste 240, Foxborough, MA	02035
(Address of principal executive offices)	(Zip Code)
(508) 549-9981
(Issuer’s telephone number, including area code)
     Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes   ☑      No   ☐
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes   ☐      No   ☑
     As of November 10, 2006, the Registrant had 37,406,329 shares of Common Stock outstanding.
     Transitional Small Business Disclosure Format (Check one): Yes   ☐    No   ☑

FORM 10-QSB INDEX

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Balance Sheets

	As of
	September 30,	December 31,
	2006	2005
	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	$5,057,792	$11,346,372
Accounts receivable	456,430	387,731
Inventory	582,870	235,320
Prepaid expenses and other current assets	371,668	427,987

Total current assets	6,468,760	12,397,410

Property and equipment, net	635,617	619,433
Intangible assets, net	1,868,548	114,071
Deposits and other assets	217,998	140,447
Goodwill	94,027	94,027

Total assets	$9,284,950	$13,365,388

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$480,823	$474,398
Accrued expenses	1,376,178	936,202
Current portion of capital lease obligations	309,375	274,489
Current portion of notes payable	1,499,690	473,721

Total current liabilities	3,666,066	2,158,810

Capital lease obligations, net of current portion	218,485	338,048
Notes payable, net of current portion	2,265,556	2,526,279

Total long-term liabilities	2,484,041	2,864,327
Commitments – Note 6

Stockholders’ equity:
Common stock, $0.001 par value, 100,000,000 authorized, 29,069,661 issued and outstanding at September 30, 2006 and 27,157,997 and 25,857,997 issued and outstanding at December 31, 2005, respectively	29,070	27,158
Additional paid-in capital	34,572,688	31,112,108
Common stock in escrow, 1,300,000 shares	—	(13,000)
Deferred compensation	—	(786,364)
Accumulated deficit	(31,466,915)	(21,997,651)

Total stockholders’ equity	3,134,843	8,342,251

Total liabilities and stockholders’ equity	$9,284,950	$13,365,388

The accompanying notes are an integral part of these condensed consolidated financial statements.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
Revenues:
Product sales	$277,589	$119,281	$704,541	$495,948
Grant income	90,873	69,294	520,012	280,217

Total revenues	368,462	188,575	1,224,553	776,165

Operating expenses:
Cost of product sales	83,076	20,173	278,401	96,842
Research and development	1,804,006	1,445,984	4,804,769	4,283,589
Sales and marketing	279,615	77,675	608,970	245,858
General and administrative	1,063,311	918,109	3,219,931	2,994,879
Purchased in-process research and development	—	—	1,602,239	—

Total operating expenses	3,230,008	2,461,941	10,514,310	7,621,168

Operating loss	(2,861,546)	(2,273,366)	(9,289,757)	(6,845,003)
Other income (expense):
Interest income	76,573	28,222	280,622	61,503
Interest expense	(137,706)	(134,751)	(460,129)	(257,821)

Other expense, net	(61,133)	(106,529)	(179,507)	(196,318)

Net loss	(2,922,679)	(2,379,895)	(9,469,264)	(7,041,321)

Basic and diluted net loss per common share	$(0.10)	$(0.15)	$(0.34)	$(0.44)

Shares used in computing basic and diluted net loss per common share	27,916,186	16,228,603	27,567,879	15,887,463

The accompanying notes are an integral part of these condensed consolidated financial statements.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended
	September 30,	September 30,
	2006	2005
Operating activities
Net loss	$(9,469,264)	$(7,041,321)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	363,196	213,764
Stock-based compensation	1,258,068	1,323,026
In-process research and development	1,602,239	—
Non-cash interest on line of credit and notes payable	80,580	81,886
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(68,699)	171,199
Prepaid expenses and other current assets	41,926	141,050
Inventory	(347,550)	10,752
Deposits and other assets	(65,720)	(13,748)
Accounts payable	(253,167)	774
Accrued expenses	271,316	304,046
Deferred revenue	—	(60,432)

Net cash used in operating activities	(6,587,075)	(4,869,004)

Investment activities
Purchase of property and equipment	(209,159)	(324,899)
Acquisition of Andara Life Science, Inc.	(186,598)	—

Net cash used in investing activities	(395,757)	(324,899)

Financing activities
Proceeds from note payable	4,000,000	—
Payment on note payable	(234,754)	—
Net proceeds from line of credit	—	3,000,000
Proceeds from capital lease line	139,613	265,080
Payments on capital lease line	(224,290)	(147,776)
Payments on line of credit	(3,000,000)	—
Proceeds from issuance of common stock	13,683	10,685,140

Net cash provided by financing activities	694,252	13,802,444

Net (decrease) increase in cash and cash equivalents	(6,288,580)	8,608,541
Cash and cash equivalents at beginning of period	11,346,372	5,232,641

Cash and cash equivalents at end of period	$5,057,792	$13,841,182

Supplemental disclosure of non-cash investing and financing activities
Common stock warrants issued in connection with line-of-credit agreement	$—	$156,396

Common stock warrants issued in connection with notes payable	$77,918	$—

Acquisition of Andara Life Science, Inc.
Fair value of assets acquired	3,526,937	—
Assumed liabilities	(425,000)	—
Acquisition costs incurred	(189,850)	—

Fair value of common stock issued	$2,912,087	$—

The accompanying notes are an integral part of these condensed consolidated financial statements

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited)
1. Nature of Business and Basis of Presentation
Cyberkinetics Neurotechnology Systems Inc. (“Cyberkinetics” or the “Company”) is engaged in the research, development, manufacture, sale and distribution of neurological products. Cyberkinetics is developing the Andara™ Oscillating Field Stimulator (“Andara OFS Device”) which is intended to restore function by regenerating nerve tissue damaged in spinal cord injury. The Company is also developing clinical products for human use which are designed to detect and interpret brain activity in real time. Cyberkinetics operates in one business segment, which is the development and marketing of neurological products. Since its inception on May 2, 2001, the Company has devoted its efforts principally to research and development, licensing of intellectual property, business development activities and raising capital.
In February 2006, the Company acquired Andara Life Science, Inc. (“Andara”), an Indiana corporation, through the merger of a wholly-owned subsidiary of Cyberkinetics with and into Andara. Prior to its acquisition, Andara was a privately-held company engaged in the development of a portfolio of programs related to the repair and regeneration of neural tissues, which were developed at the Center for Paralysis Research at Purdue University. The acquisition enables Cyberkinetics to continue the development of the Andara™ OFS Device and the Andara™ OFS PLUS system, which includes the use of neurotrophic growth factor which is being developed to potentially treat long-term (chronic) injuries (Note 10).
The Company’s future capital requirements will depend upon many factors, including progress with marketing its technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in, obtaining regulatory approvals, competing technological and market developments, and its ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements. Management expects that the Company will continue to incur negative cash flows and net losses for the foreseeable future. Based upon management’s current plans and expectations, management believes that the Company’s existing capital resources, plus the proceeds from the private placement completed in October 2006 (see Note 12), will be sufficient to meet the Company’s operating expenses and capital requirements through at least December 2007. However, changes in management’s business strategy, technology development, marketing plans or other events affecting the Company’s operating plans and expenses, may result in the expenditure of existing cash before that time. If this occurs, the Company’s ability to meet its cash obligations as they become due and payable will depend on the Company’s ability to sell securities, borrow funds or some combination thereof. The Company may not be successful in raising the necessary funds on acceptable terms, or at all. If the Company were to lack sufficient funds, the Company may be required to delay, scale back or eliminate some of its research and development activities or delay the launch of its product candidates.
The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States applicable to interim periods. These statements, however, are condensed and do not include all disclosures required by accounting principles generally accepted in the United States for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements and related footnotes for the fiscal year ended December 31, 2005, which are included in the Company’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 30, 2006.
In the opinion of management, the unaudited financial statements contain all adjustments (all of which were considered normal and recurring) necessary to present fairly the Company’s financial position at September 30, 2006, the results of operations for the three months and nine months ended September 30, 2006, and September 30, 2005, and cash flows for the nine months ended September 30, 2006, and September 30, 2005. The preparation of the Company’s condensed consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts and disclosure of certain assets and liabilities at the balance sheet date.
The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year or any other interim period.

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)
2. Stock-Based Compensation
Prior to January 1, 2006, the Company accounted for stock-based awards issued to employees under its stock-based compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. Accordingly, no compensation expense was recorded for options awarded to employees with exercise prices equal to or in excess of the stock’s fair market value on the grant date. The Company elected to adopt, for periods prior to January 1, 2006, the disclosure-only requirements of FASB Statement No. 123, Accounting for Stock-Based Compensation , as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (collectively, SFAS 123) which used a fair value based method of accounting for share-based awards. Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payments (SFAS 123R) using the modified prospective transition method. In conjunction with the adoption of SFAS 123R, the Company applied the principles of Staff Accounting Bulletin No. 107 (SAB 107), which provides guidance on the implementation of SFAS 123R.
SFAS 123R requires companies to record compensation expense for stock options measured at fair value, on the date of grant, using an option-pricing model. The Company elected to determine the fair value of stock options using the Black-Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized under SFAS 123.
In accordance with the provisions of the modified prospective transition method under SFAS 123R, the Company has not restated prior period amounts. Under this transition method, compensation expense for the three months and nine months ended September 30, 2006 includes compensation expense for all stock-based awards granted prior to, but not yet vested as of, January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Stock-based compensation expense for all stock-based awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Stock-based compensation expense includes an estimate for forfeitures and is recognized over the vesting period of the award on a straight-line basis. The Company adjusts this estimate to reflect actual forfeitures at the end of each reporting period. The Company evaluated the need to record a cumulative effect adjustment relating to estimated forfeitures for unvested previously issued awards, and the impact was not deemed to be material.
As a result of adopting SFAS 123R, the Company recorded stock-based compensation of $231,522, or $0.008 per share, and $673,265, or $0.02 per share, for the three months and nine months ended September 30, 2006, respectively, for stock-based awards granted to employees. These amounts represent an incremental charge of $111,380, or $0.004 per share, and $312,839, or $0.01 per share, for the three months and nine months ended September 30, 2006, respectively, as compared to the Company’s previous method of accounting for stock-based awards to employees under APB 25. The Company has not capitalized any employee stock-based compensation in its balance sheets and the adoption of SFAS 123R had no impact on its cash flow from operations or financing activities.
The Company accounts for stock-based awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18), under which compensation expense is generally computed and recognized as awards vest.
The following table presents the Company’s pro forma net loss attributable to common stockholders and net loss per common share for the three months and nine months ended September 30, 2005 had compensation expense for the Company’s stock-based compensation plans been determined based on the fair value at grant dates as calculated in accordance with SFAS 123.

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2005
Net loss as reported	$(2,379,895)	$(7,041,321)
Add: Stock-based employee compensation expense included in reported net loss	121,320	368,007
Deduct: Stock-based employee compensation expense determined under fair value-based method for all employee awards	(224,870)	(579,072)

Pro forma net loss	$(2,483,445)	$(7,252,386)

Basic and diluted net loss per share as reported	$(0.15)	$(0.44)
Pro forma basic and diluted net loss per share	$(0.15)	$(0.46)

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)
2. Stock-Based Compensation (continued)
The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model. The weighted-average fair values of options granted during the three months ended September 30, 2006 and 2005 were $1.27 and $1.28 per share, respectively. The weighted-average fair values of options granted during the nine months ended September 30, 2006 and 2005 were $1.13 and $1.46 per share, respectively. As required by SFAS 123R, the Company records stock-based compensation expense only for those awards that are expected to vest. The following assumptions were made for options granted during the nine months ended September 30, 2006 and 2005:

	2006	2005
Expected volatility (1)	100%	100%
Expected dividend yield (2)	0%	0%
Expected lives of options (in years) (3)	5	5
Risk-free interest rate (4)	4.78%	3.75%

(1)	The Company’s common stock is approved for quotation on the Over-the-Counter Bulletin Board and began trading on October 15, 2004. Based on this short trading history, the Company determined the expected volatility based on public small capitalization stocks with significant risk (scientific or otherwise), which tend to have a relatively high volatility. The Company will re-evaluate this method as additional historical stock price data is obtained.

(2)	No cash dividends have been declared on the Company’s common stock since the Company’s inception and the Company does not anticipate paying cash dividends over the expected term of the option.

(3)	The expected term represents the weighted average period the option is expected to be outstanding and is based on the historical exercise behavior of employees.

(4)	The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with maturity dates equivalent to the expected term of the option.
As of September 30, 2006, there was $2,061,576 of total unrecognized compensation cost related to non-vested options granted to employees under all equity compensation plans. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. The Company expects to recognize that cost over a weighted-average period of 2.08 years.
Stock Option Plans
2002 Equity Incentive Plan
On August 12, 2002, the Company’s Board of Directors and stockholders adopted the 2002 Equity Incentive Plan (the 2002 Equity Plan). The 2002 Equity Plan provides for the granting of shares of common stock pursuant to incentive stock options, nonqualified option awards, stock grants and other restricted stock awards for officers, directors, employees, consultants and advisers. On June 7, 2006, Cyberkinetics’ Board of Directors and its stockholders amended the 2002 Equity Plan to increase the total number of shares available from 3,500,000 to 4,400,000. At September 30, 2006, a total of 3,087,579 shares of common stock have been reserved for the exercise of stock options outstanding under the 2002 Equity Plan.
Pursuant to the 2002 Equity Plan, the Board of Directors (or committees designated by the Board) may grant incentive and nonqualified stock options, restricted stock and other stock awards to the Company’s officers, directors, employees, consultants and advisers. The options can be exercisable at various dates, as determined by the Company’s Board of Directors, and will expire no more than ten years from the date of grant. Options granted under the 2002 Equity Plan are restricted as to transfer. All options granted on or after October 15, 2004, the date the Company’s common stock began trading publicly, are valued using the closing sales price for the Company’s common stock as of the date of the grant. For holders of more than 10% of the Company’s voting stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company’s common stock at the date of

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)
2. Stock-Based Compensation (continued)
grant, with an expiration date not to exceed five years. Options granted to new employees generally vest at a rate of 25% on the first anniversary of the grant and thereafter at the rate of 6.25% of the initial grant at the end of each successive three-month period. Annual option grants to existing employees generally vest at a rate of 6.25% of the initial grant at the end of each successive three-month period beginning from the date of grant.
2002 Founders’ Option Plan
On August 12, 2002, the Company’s Board of Directors and stockholders adopted the 2002 Founders’ Option Plan (the 2002 Founders’ Plan). The 2002 Founders’ Plan provides for the granting of shares of common stock pursuant to incentive stock options, nonqualified option awards, stock grants and other restricted stock awards for certain key employees and stockholders. Options granted under the 2002 Founders’ Plan will expire no more than ten years from the date of grant and generally vest monthly over a four-year period beginning from the date of grant. The total number of shares available under the 2002 Founders’ Plan is 1,230,915. At September 30, 2006, a total of 1,064,415 shares of common stock have been reserved for the exercise of stock options outstanding under the 2002 Founders’ Plan.
A summary of option activity for all plans for the nine months ended September 30, 2006 is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Options	Price	Life (Yrs.)	Value
Outstanding at December 31, 2005	3,239,967	$0.54
Granted	1,150,253	$1.45
Exercised	(81,863)	$0.17
Forfeited	(156,363)	$1.66

Outstanding at September 30, 2006	4,151,994	$0.75	8.20	$3,954,187

Exercisable at September 30, 2006	2,263,701	$0.32	8.13	$3,086,993
The aggregate intrinsic value included in the table above represents the difference between the exercise price of the options and the market price of the Company’s common stock for the options that had exercise prices that were lower than the $1.60 market price of the Company’s common stock at September 30, 2006. The total intrinsic value of stock options exercised during the nine months ended September 30, 2006 and 2005 was $111,348 and $125,077, respectively, determined on the date of exercise. During the nine months ended September 30, 2006 and 2005, the Company received proceeds of $13,683 and $9,772, respectively, from the exercise of stock options.
3. Net Loss Per Share
The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share (SFAS 128), and related interpretations. Under the provisions of SFAS 128, basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding. Diluted net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common share equivalents then outstanding. Common share equivalents consist of the incremental common shares issuable upon the exercise of stock options and warrants. The Company has excluded the impact of all stock options and warrants from the calculation of historical diluted net loss per common share because all such securities are antidilutive for all periods presented. During the nine months ended September 30, 2006, the Company issued 81,863 shares of common stock in conjunction with the exercise of stock options. As part of the Andara acquisition which closed during the first quarter of 2006, the Company issued 3,029,801 shares of common stock, of which 993,377 shares of common stock were issued pursuant to a restricted award and are subject to forfeiture. The shares subject to forfeiture have been excluded from the calculation of net loss per share.

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)
3. Net Loss Per Share (continued)
The following potentially dilutive, common share equivalents were excluded from the calculation of diluted and pro forma net loss per common share because their effect was anti-dilutive for each of the periods presented:

	As of
	September 30,	September 30,
	2006	2005
Options	4,151,994	3,326,022
Warrants	6,023,466	5,952,165

Total	10,175,460	9,278,187

4. Inventory
Inventory consists of the following:

	September 30,	December 31,
	2006	2005
Raw materials	$160,430	$122,008
Work in process	216,009	94,055
Finished goods	206,431	19,257

Total	$582,870	$235,320

5. Property and Equipment
Property and equipment consist of the following:

	September 30	December 31,
	2006	2005	Useful Life
Computer equipment	$252,911	$226,065	3 years
Software	193,807	98,254	3 years
Furniture and fixtures	61,445	59,633	3 years
Machinery and equipment	790,647	706,979	3 to 5 years
Leasehold improvements	59,896	56,604	Remaining lease term

	1,358,706	1,147,535
Less accumulated depreciation	(723,089)	(528,102)

Property and equipment, net	$635,617	$619,433

Depreciation expense, which includes amortization of assets under capital leases, was $62,347 and $73,191 for the three months ended September 30, 2006 and September 30, 2005, respectively, and $194,987 and $196,878 for the nine months ended September 30, 2006 and September 30, 2005, respectively.

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited) (Continued)
6. Commitments
Operating Leases
The Company leases office space in Foxborough, Massachusetts and office and laboratory space in Salt Lake City, Utah used for manufacturing and research and development. The Foxborough, Massachusetts lease expires on May 31, 2007 and includes an option to renew the lease at the end of the initial term for an additional three-year term. The Salt Lake City, Utah lease expires on November 30, 2009 and includes an option to renew the lease at the end of the initial lease term for an additional five-year term. The future minimum lease payments required under noncancellable operating leases were as follows as of September 30, 2006:

Period ending December 31:
2006	$83,903
2007	253,505
2008	192,500
2009	181,500

Total minimum lease commitments	$711,408

Capital Leases
In October 2003, the Company entered into a loan and security agreement (the “Capital Lease Line”) with a lender that allows the Company to borrow funds to finance the purchase of equipment, hardware, leasehold improvements and software. The Company may borrow up to $1,300,000 under this Capital Lease Line. All borrowings under the Capital Lease Line are collateralized by the assets financed. In connection with the Capital Lease Line, the Company issued to the lender a warrant to purchase up to 20,000 shares of the Company’s Series A Preferred Stock. At the closing of the Merger, such warrant converted to a warrant to purchase up to 20,000 shares of the Company’s common stock. The warrants, valued at $10,506 under the Black-Scholes model, are exercisable at the option of the holder at $1.00 per share, and expire ten years from the date of issuance. The fair value is being charged to interest expense over the 42-month term of the Capital Lease Line.
In January 2004 and May 2004, the Company received gross proceeds of $258,869 and $439,509, respectively, from financings completed under the Capital Lease Line. On September 28, 2005 and March 30, 2006, the Company received gross proceeds of $265,080 and $139,613, respectively, from financings completed under its Capital Lease Line. The proceeds were used to finance purchases of property and equipment. All financings under the Capital Lease Line have a term of 42 months, a $1.00 buyout option and monthly payments ranging from approximately 2.7% to 2.9% of the total cost of the equipment financed.
Future minimum cash payments under the Capital Lease Line at September 30, 2006 are as follows:

Period ending December 31:
2006	$88,254
2007	302,012
2008	137,321
2009	58,205

585,792

Less amount representing interest	(57,932)

Present value of minimum future payments	527,860
Less current portion of capital leases	(309,375)

Long-term portion of capital leases	$218,485

Cyberkinetics Neurotechnology Systems, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)
7. Notes Payable
On March 31, 2005, the Company entered into a one year revolving line-of-credit agreement (the “Line of Credit”) for up to $3,000,000 with a financial institution. Borrowings under the Line of Credit were available in amounts and at the time of the Company’s discretion. Borrowings were collateralized by the assets of the Company, excluding intellectual property. The Company agreed not to sell, transfer or otherwise dispose of its intellectual property rights outside the ordinary course of business, except with the prior consent of the financial institution. The Line of Credit provided for customary conditions to the Company’s ability to borrow, as well as customary covenants and default provisions. The Line of Credit also contained certain acceleration clauses. Borrowings under the Line of Credit bore interest at prime rate plus 3 percent (10.25% at December 31, 2005). Interest was payable monthly and the principal was due on March 30, 2006. In connection with the execution of the Line of Credit, the Company issued to the financial institution a ten-year warrant to purchase up to 71,429 shares of common stock at an exercise price of $2.10 per share. The Company recorded the fair value of this warrant of $156,396 as a deferred financing cost which was amortized as interest expense over the term of the Line of Credit. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.75%, no dividend yield, and a 10-year term. The Company recorded $117,297 of interest expense for the year ended December 31, 2005 related to the warrant. On May 4, 2005, the Company drew down $3,000,000 under the Line of Credit. In 2005, the Company paid interest of $165,875 related to borrowings under the Line of Credit. On January 5, 2006, the Company paid all amounts due and owing under the Line of Credit.
On December 27, 2005, the Company entered into a Loan and Master Security Agreement (the “Loan Agreement”) with General Electric Capital Corporation (the “Lender”). The Loan Agreement provides for borrowings in an amount up to $6,000,000, of which $4,000,000 became available immediately (“Tranche 1”) and the remaining $2,000,000 is available upon the achievement of certain milestones. As a condition to borrowing any funds under Tranche 1, the Company was required to pay all amounts outstanding and due under the Company’s existing Line of Credit and fully satisfy and discharge all related liens, claims and encumbrances on our property and intellectual property. Borrowings are collateralized by the assets of the Company, excluding intellectual property. The Loan Agreement provides for customary conditions to the Company’s ability to borrow, as well as customary covenants and default provisions. The Loan Agreement also contains certain acceleration clauses. Borrowings under the agreement bear interest at the Federal Reserve’s Three (3) year Treasury Constant Maturities Rate plus 4.2 percent. The Company is required to make interest only payments on all draw-downs for the first six months and the remaining principal and interest will be repaid over 30 months. In connection with the execution of the Loan Agreement, the Company issued to the Lender a ten-year warrant to purchase up to 71,301 shares of common stock at an exercise price of $1.40 per share. The Company recorded the fair value of the warrant of $97,246 as deferred financing cost which amount is being amortized as interest expense over the term of the Loan. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.75%, no dividend yield, and a 10-year term.
On January 10, 2006, the Company borrowed $4,000,000 under the Loan (the “Initial Borrowing”). The Initial Borrowing bears interest at 10.72% annually and interest only is payable for six months; thereafter, the Initial Borrowing will be payable in thirty equal monthly payments of principal plus interest of $152,588. If the Company fails to pay any amounts borrowed when due, the Lender may declare that all amounts borrowed pursuant to the Loan Agreement are immediately due and payable. In connection with the Initial Borrowing, the Company issued to the Lender a ten-year warrant to purchase up to 55,944 shares of the Company’s common stock at an exercise price of $1.79 per share. The warrant was valued at $77,918 under the Black Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.75%, no dividend yield and a 10-year term. The fair value of the warrant is being charged to interest expense over the thirty-six month term of the loan. Upon completion of these transactions, future minimum cash payments with respect to the Initial Borrowing are as follows as of September 30, 2006:

Cyberkinetics Neurotechnology Systems, Inc .
Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)
7. Notes Payable (continued)

Period ending December 31:
2006	$305,176
2007	1,831,058
2008	1,831,058
2009	305,176

4,272,468
Less amount representing interest	(507,222)

Present value of minimum future payments	3,765,246
Less current portion of loan	(1,499,690)

Long-term portion of loan	$2,265,556

8. Preferred Stock
As of September 30, 2006 and December 31, 2005, the Company had 50,000,000 shares of preferred stock authorized and no shares issued and outstanding.
9. Related Party Transactions
The Company’s Chief Scientific Officer, who is also a member of the Company’s Board of Directors, is a professor and the Director of the Brain Science Program at Brown University. During the three months ended September 30, 2006 and September 30, 2005, the Company recognized product sales of $3,750 and $0 to Brown University, respectively. During the nine months ended September 30, 2006 and September 30, 2005, the Company recognized products sales of $11,900 and $4,013, respectively. Amounts due from Brown University at September 30, 2006 and December 31, 2005 totaled $3,764 and $0, respectively.
A member of the Company’s Board of Directors is an assistant professor at the University of Chicago. During the three months ended September 30, 2006 and September 30, 2005 the Company recognized no product sales to the University of Chicago. During the nine months ended September 30, 2006 and September 30, 2005, the Company recognized product sales of $20,000 and $4,395, respectively. There were no amounts due from the University of Chicago at September 30, 2006 and December 31, 2005.
10. Acquisition of Andara Life Science, Inc.
Pursuant to an Agreement and Plan of Merger dated February 14, 2006 (the “Andara Merger Agreement”), among Cyberkinetics, Andara and Andara Acquisition Corp., a wholly-owned subsidiary of the Company, (“Acquisition”), on the filing of a Certificate of Merger in the State of Delaware and Articles of Merger in the State of Indiana, Acquisition merged with and into Andara and all of the issued and outstanding capital stock of Andara was exchanged for an aggregate of 3,029,801 shares of common stock, $0.001 par value per share (“Common Stock”) of the Company, of which 993,377 shares of Common Stock were issued pursuant to a restricted stock award and subject to forfeiture (“Restricted Stock”). The Restricted Stock is subject to forfeiture if certain specific milestones are not achieved by the surviving corporation within thirty-six (36) months of the Merger. Andara was the surviving corporation in the Merger and became a wholly-owned subsidiary of Cyberkinetics. As the restricted stock is considered contingent consideration, only the 2,036,424 shares of unrestricted common stock (3,029,801 issued less 993,377 restricted shares) has been included as part of the aggregate purchase price calculation. In accordance with to SFAS No. 141 Business Combinations (SFAS No. 141) and EITF Issue No 98-3 Determining whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business , the Company determined that this transaction does not constitute a business combination and accordingly, has accounted for it as an asset purchase. The accounting for the transaction is similar to purchase accounting under SFAS No. 141, except that goodwill is not recorded.

Cyberkinetics Neurotechnology Systems, Inc .
Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)
10. Acquisition of Andara Life Science, Inc. (continued)
The total consideration of $3,102,000 consisted of $2,912,000 of unrestricted Cyberkinetics common stock and approximately $190,000 in transaction costs which primarily consisted of fees paid for legal and accounting services. The amount of consideration paid by Cyberkinetics was determined through arms-length negotiation between Cyberkinetics and Andara. There was no material pre-existing relationship between Andara or its stockholders and Cyberkinetics or any of its affiliates, directors or officers, or any associate of a director or officer of Cyberkinetics.
The fair value of the tangible and intangible assets acquired and liabilities assumed were recorded as follows:

Property and Equipment	$2,012
Intangible assets
Non–competition agreements (estimated useful lives of 3 years)	213,632
Developed technology (estimated useful lives of 10 years)	1,709,054
Acquired in process research and development	1,602,239
Current Liabilities	(425,000)

Net assets acquired	$3,101,937

The fair market value of the intangible assets acquired was based on a valuation determined using an income approach for the developed technology and a discounted cash flow analysis for the non-competition agreements and In Process Research and Development (“IPR&D”). The discount rate used in determining the net present value of the cash flows was 36% and is consistent with the overall risks of developing the projects. In determining the value of the IPR&D, the Company considered the clinical development timeline and costs, market size and nature of the industry. The value of the acquired IPR&D reflects the relative value and contribution of the acquired research and development. The IPR&D was written off immediately upon the consummation of the transaction and is presented as a separate line on the Company’s Statement of Operations. The non–competition agreements and developed technology are being amortized over their estimated useful life of three and ten years, respectively.
The Company’s Statement of Operations includes the results of operations of Andara since the date of the acquisition. For the quarter ended September 30, 2006, and for the nine months ended September 30, 2006, respectively, the Company recorded $60,529 and $151,323 of amortization expense related to the non–competition agreements and developed technology of which the entire amount was included in research and development.
The following unaudited pro forma consolidated information gives effect to the acquisition of Andara as if the acquisition occurred on January 1, 2005.

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
Total revenue	$393,265	$188,575	$1,249,356	$776,165
Net loss	(2,922,679)	(2,730,688)	(8,084,765)	(7,884,069)
Net loss per share	$(0.10)	$(0.15)	$(0.29)	$(0.44)
The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the periods presented, nor do they purport to be indicative of the results that may be obtained in the future.
11. License Agreements
In connection with the acquisition of Andara, Cyberkinetics became the licensee of an exclusive, sublicenseable, royalty bearing license with Purdue Research Foundation for the development and commercialization of the PRF technology pertaining to the Andara™ OFS Device and the Andara™ OFS Device Plus, and a series of neurotrophic and other drugs to be utilized with the Andara OFS Device or on their own. The Company agreed to pay milestones and royalties to PRF based upon gross receipts

Cyberkinetics Neurotechnology Systems, Inc .
Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)
11. License Agreements (continued)
generated from the various licensed products. The Company has not yet generated any gross receipts related to the PRF technology. There are no milestone obligations for the Andara™ OFS Device and Andara™ OFS Device Plus as of September 30, 2006. The Company agreed to pay a 3% royalty on product sales of the Andara™ OFS Device and Andara™ OFS Device Plus. The Company may reduce, by up to 50%, the royalties due to PRF by the royalties paid to third parties provided the reductions do not exceed 50% during any given annual reporting period. For the remaining licensed products, the Company is obligated to make four milestone payments to PRF; three for the completion of each clinical trial phase I, II and III, respectively and the fourth payment at the time of the product launch. The milestone payments range from $30,000 to $1,500,000 for a successfully launched product. The Company is obligated to make annual maintenance payments to PRF of $100,000 beginning in 2009, $250,000 in 2010 through 2012 and $500,000 in 2013 and beyond. These maintenance payments may be credited against any royalties or other payments due to PRF during the same annual period. This license agreement will terminate at the later of either the expiration of the last valid claim upon the patents or the tenth-year anniversary of the first commercial shipment of a licensed product.
Also in connection with the acquisition of Andara, Cyberkinetics became the licensee of an exclusive sublicenseable license with IURT for the development and commercialization of the IURT technology pertaining to the OFS Device and OFS device with a series of neurotrophic and other drugs to be utilized with the OFS Device or on their own.
12. Subsequent Event
On October 18, 2006, the Company completed a private placement whereby it sold 8,336,668 shares of its common stock (the “Shares”) and issued warrants to purchase up to 4,168,338 shares of its common stock (the “Warrant Shares”) to accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended), resulting in gross proceeds (assuming no exercise of the warrants) of approximately $10,004,000 (the transaction is referred to herein as the “Private Placement”).
C.E. Unterberg, Towbin, LLC and WBB Securities, LLC served as placement agents for the Private Placement and, for services rendered, received aggregate cash consideration of approximately $630,280. For their services, C.E. Unterberg, Towbin, LLC also received a warrant to purchase up to 337,650 shares of common stock on the same terms as the investor warrants.
The Shares were issued at a purchase price of $1.20 per share pursuant to the terms of a Securities Purchase Agreement entered into by the Company and each of the investors. Each of the investors received a five (5)-year warrant to purchase up to fifty percent (50%) of the number of Shares purchased by such investor in the Private Placement, at an exercise price per share of $1.40.
In consideration of the investment in the Private Placement, the Company granted to each investor certain registration rights on a best efforts basis with respect to the Shares and the Warrant Shares. The Company plans to file a Registration Statement with the Securities and Exchange Commission within 45 days of the closing of the Private Placement to register the Shares and Warrant Shares.

Cyberkinetics Neurotechnology Systems, Inc.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Forward Looking Statements
The following discussion of consolidated financial condition and results of operations of the company should be read in conjunction with the unaudited financial statements and the related notes thereto included elsewhere in this Form 10-QSB. Except for the historical information contained herein, the following discussion, as well as other information in this report, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the “safe harbor” created by those sections. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Forward-looking statements include, but are not limited to, statements concerning our future expectations, plans, prospects and future operating results as well as projections of cash and marketable securities and sufficiency of funding for capital expenditures. Actual results may differ materially from those indicated by these forward-looking statements as a result of various factors including risks related to: our access to additional capital; our ability to obtain additional funding to support our business activities; our dependence on third parties for development, manufacture, marketing, sales and distribution of our products; our development of products; our ability to obtain and maintain patent protection for our discoveries and products; and our limited operating history; as well as those risks more fully discussed in the “risk factors” section of the Form 10-KSB filed with the Securities and Exchange Commission on March 30, 2006. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this release.
Overview
Cyberkinetics. We are a medical device company specializing in the development of neural implants that can interact with the brain and the nervous system at the level of individual cells. Our product pipeline currently includes: the Andara™ Oscillating Field Stimulator (“Andara™ OFS Device”) which has received a Humanitaran Use Device designation and is intended to restore function by regenerating nerve tissue damaged in spinal cord injury, the BrainGate System, currently in clinical evaluation, which is intended to allow a disabled person to control a computer using thought alone, and the NeuroPort TM System, which is a recently 510(k)-cleared entry in the market for invasive neurosurgical monitoring. Our strategy is to leverage our core proprietary technologies to establish ourselves as a leader in the field of neurotechnology. We also manufacture and market a line of neural recording arrays and data acquisition systems to researchers for use in preclinical studies.
In February 2006, we acquired Andara Life Science, Inc. (“Andara”), an Indiana corporation, through the merger of a wholly-owned subsidiary of Cyberkinetics with and into Andara (the “Andara Merger”). Prior to its acquisition by us, Andara was a privately-held company engaged in the development of a portfolio of programs related to the repair and regeneration of neural tissues, which were developed at the Center for Paralysis Research at Purdue University.
Andara was acquired pursuant to the terms and conditions of an Agreement and Plan of Merger dated February 14, 2006 (the “Andara Merger Agreement”), among the Company, Andara and Andara Acquisition Corp. (“Acquisition”), a wholly-owned subsidiary of the Company, on the filing of a Certificate of Merger in the State of Delaware and Articles of Merger in the State of Indiana. Acquisition merged with and into Andara and all of the issued and outstanding capital stock of Andara was exchanged for an aggregate of 3,029,801 shares of the common stock, $0.001 par value per share (“Common Stock”) of the Company, of which 993,377 shares of Common Stock were issued pursuant to a restricted stock award and subject to forfeiture (the “Restricted Stock”). As a result of the Andara Merger, Andara became a wholly-owned subsidiary of the Company. The Restricted Stock is subject to forfeiture if certain specific milestones are not achieved by the surviving corporation within thirty-six (36) months of the Andara Merger. The acquisition enables Cyberkinetics to continue the development of Andara’s key technologies, the Andara™ Oscillating Field Stimulator (“Andara™ OFS Device”) which is used to treat acute injuries and the Andara™ OFS PLUS system which is in preclinical studies and which includes the use of neurotrophic growth factor which is being developed to potentially treat long-term (chronic) injuries.
We have a limited history of operations and, through September 30, 2006, we have generated limited revenues from product sales. We have also generated revenue from grant income. The long-term success of our business is dependent on the development and commercialization of advanced neurological products such as the Andara™ OFS Device and BrainGate System.
We have incurred substantial net losses since our inception in May 2001 and we expect to incur substantial additional operating losses for at least the foreseeable future as we continue to expand our product development activities. Accordingly, our activities to date are not as broad in depth or scope as the activities we may undertake in the future, and our historical operations and financial performance are not necessarily indicative of our future operating results. As of September 30, 2006, our accumulated deficit was $31,467,000. We expect to incur substantial and increasing losses for the next several years as we:
•	seek regulatory approval for the AndaraTM OFS Device and continue to develop the BrainGate System and the NeuroPortTM System;

•	continue to enroll new patients in our clinical study(ies);

•	develop and commercialize our product candidates, if any, that receive regulatory approval;

•	continue to expand our research and development programs;

•	acquire or in-license products, technologies or businesses that are complementary to our own; and

•	increase our general and administrative expenses related to operating as a public company.
We have financed our operations and internal growth primarily through private placements of equity securities, funding through capital lease and debt facilities as well as, to a much more limited extent, through revenue from product sales and sponsored research. Our business is subject to significant risks, including, but not limited to, the risks inherent in our ongoing clinical trials and the regulatory approval process, the results of our research and development efforts, competition from other products and uncertainties associated with obtaining and enforcing intellectual property rights.
Research and Development. During 2006 our research and development activities have been primarily focused on obtaining regulatory approval for the Andara™ OFC Device, and the development of the NeuroPortTM System and the pilot clinical trial of the BrainGate System. Our research and development expenses consist primarily of compensation and other expenses for research and development personnel, non-cash stock compensation expense for non-employees, costs associated with the clinical trials of our product candidates, supplies and materials, costs for consultants and related contract research, depreciation and facility costs. We charge all research and development expenses to operations as they are incurred.
In the future, our rate of spending is likely to increase as we develop the portfolio of products recently acquired from Andara. These products include the proprietary Andara™ Oscillating Field Stimulator, which we are preparing to launch in 2007. The rate of spending on the BrainGate System is also likely to increase as additional clinical trials are performed. The initial version of the BrainGate System is not expected to be commercially launched for at least several years, if at all. We have also initiated development of a completely implantable sensor and signal transmission system for long-term use that can be operated by the user outside of the hospital setting which will take longer to develop and is expected to be launched after the initial version of the BrainGate System. We may also choose to initiate spending on the Andara™ OFS PLUS System, for which we expect to commence a pilot clinical trial in 2008. While we cannot estimate with any certainty the time required for commercial approval of the BrainGate System or the Andara OFS Device, we expect that we will need to raise substantial additional capital in order to reach breakeven from the sales of advanced neurological products.
At this time, due to the risks inherent in the clinical trial process and given the early stage of development of our product candidates, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization. However, we expect our research and development costs to be substantial and to increase as we continue the development of current product candidates, and the expansion of our research programs.
The lengthy process of seeking regulatory approvals for our product candidates, and the subsequent compliance with applicable regulations, requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations. We cannot be certain when, if ever, any net cash inflow from any of our current product candidates will commence.
Three Months Ended September 30, 2006 and 2005
Revenues
Product Sales and Gross Margin. Our business focus since inception in May 2001 has been on the development of our advanced neurological products, such as the NeuroPort™ and BrainGate Systems. We also sell our line of brain-computer interface equipment to universities and research hospitals involved in neurological research (the “Research Products”). We expect that our sales from the Research Products will continue to be limited and are therefore, likely to continue to fluctuate in the future. Product sales increased $159,000 to $278,000 for the three months ended September 30, 2006 from $119,000 for the three months ended September 30, 2005. The 133% increase in sales was due to an increase in the number of units sold. The gross margin on product sales was approximately 70% and 83% for the three months ended September 30, 2006 and 2005, respectively. The decrease in gross margin is principally a result of the sale of a custom NeuroportTM unit during the three months ended September 30, 2005. Because the custom NeuroportTM unit sold during the prior year quarter was still under development, certain costs which normally would have been charged to cost of sales were expensed as incurred to research and development.

Grants. Revenue from grants increased $22,000 to $91,000 for the three months ended September 30, 2006 from $69,000 for the three months ended September 30, 2005. The increase in grant revenue is due to income from our subcontract with Case Western Reserve University (Case). We were awarded this subcontract in October 2005 under a grant issued to Case by the National Center for Medical Rehabilitation Research (NCMRR), a component of the National Institute of Child Health and Human Development (NICHD). The subcontract provides us, in conjunction with other collaborators, with the financial resources to support the joint development of a neuroprosthetic system capable of restoring partial arm and hand function to individuals with extensive paralysis due to high cervical spinal cord injury. We are scheduled to receive up to $2.3 million from the subcontract over the five-year period covered by the grant. There can be no assurance, however, that we will receive the full $2.3 million potentially available under this subcontract.
The grant revenue for the three months ended September 30, 2005 consists of income from research grants obtained from the U.S. government through the Small Business Innovative Research (“SBIR”) program. By the end of 2006, we expect to have completed all of our remaining SBIR grants. We no longer submit SBIR grant applications because of uncertainties concerning the availability of these types of grants to public companies.
Expenses
Research and Development. Research and development expenses increased $358,000 to $1,804,000 for the three months ended September 30, 2006 from $1,446,000 for the three months ended September 30, 2005. This increase was primarily due to a $470,000 increase in outside consulting services used principally in connection with the Andara™ OFS Device and, to a lesser extent, the BrainGate System and additional amortization expense of $61,000 as a result of the intangible assets recorded in connection with the acquisition of Andara. These increases were partially offset by a net decrease of $173,000 in spending primarily related to NeuroportTM System development and license fees as well as other operating expenses.
Sales and Marketing. Sales and marketing expenses increased $202,000 to $280,000 for the three months ended September 30, 2006, from $78,000 for the three months ended September 30, 2005. The increase is a result of increased sales and marketing associated with the Andara™ OFS Device and, to a lesser extent, the NeuroportTM System including an increase of $92,000 in compensation related primarily to developing the commercial organization which included the hiring of our Vice President of Sales and Marketing at the end of the first quarter of 2006. The increase is also due to $70,000 of outside consulting services used in connection with the Andara™ OFS Device, increased travel and entertainment of $25,000 related to on-going sales efforts for our Research Products, the NeuroPort program and initial marketing efforts in connection with the anticipated launch of Andara™ OFS Device as well as an increase of $15,000 in stock-based compensation expense related to the adoption of SFAS 123R.
General and Administrative. General and administrative expenses increased $145,000 to $1,063,000 for the three months ended September 30, 2006 from $918,000 for the three months ended September 30, 2005. The increase is due to an increase in compensation expense for our existing and incremental general and administrative staff of $44,000, increased stock-based compensation expense of $39,000 primarily resulting from the adoption of SFAS 123R as well as a net increase of $62,000 in legal, accounting and other public company costs, including investor relations costs.
Other Income and Expenses
Other Income (Expense), Net. Interest income increased $49,000 to $77,000 for the three months ended September 30, 2006 from $28,000 for the three months ended September 30, 2005. The increase in interest income is primarily the result of a higher average invested cash balance as well as higher interest rates. Interest expense increased $3,000 to $138,000 for the three months ended September 30, 2006 from $135,000 for the three months ended September 30, 2005. The increase is related to borrowings under the Loan with General Electric Capital Corporation.
Net Loss
Net Loss. Our net loss increased $543,000 to $2,923,000 for the three months ended September 30, 2006 from a net loss of $2,380,000 for the three months ended September 30, 2005. The increase is primarily a result of our engineering, manufacturing and marketing efforts related to the anticipated launch of the Andara™ OFS Device in 2007. The increased net loss also includes the impact of the adoption of SFAS 123R and an increase in compensation related expenses, partially offset by increased total revenues. Our net loss per common share decreased $0.05 per share to $0.10 for the three months ended September 30, 2006 from $0.15 for the three months ended September 30, 2005. The decrease in net loss per share was due to an increase in the weighted average common shares outstanding. The weighted average common shares outstanding increased 11,687,000 to 27,916,000 for the three months ended September 30, 2006 from 16,229,000 for the three months ended September 30, 2005 due to the 9,836,000 shares issued in connection with the private placement completed in September 2005 and 2,036,000 shares of stock not subject to forfeiture issued in connection with the acquisition of Andara.
Nine Months Ended September 30, 2006 and 2005

Revenues
Product Sales and Gross Margin. Our business focus since inception in May 2001 has been on the development of our advanced neurological products, such as the NeuroPort™ and BrainGate Systems. We also sell our Research Products line of brain-computer interface equipment to universities and research hospitals involved in neurological research. We expect that our sales from the Research Products will continue to be limited and are therefore, likely to continue to fluctuate in the future. Product sales increased $209,000 to $705,000 for the nine months ended September 30, 2006 from $496,000 for the nine months ended September 30, 2005. The 42% increase in product sales was principally related to an increase in the number of units sold. The gross margin on product sales was approximately 60% and 80% for the nine months ended September 30, 2006 and 2005, respectively. The decrease in gross margin for the nine months ended September 30, 2006 is principally a result of the mix of products sold, a custom NeuroportTM unit sold during the third quarter of 2005, deferred revenue recognized during the first quarter of 2005 and, to a lesser extent, a decrease in the average selling price of products sold. Because the custom NeuroportTM unit sold during 2005 was still under development, certain costs which normally would have been charged to cost of sales were expensed as incurred to research and development. Additionally, the Company recognized $60,000 of revenue during 2005 that had previously been deferred. The costs associated with $60,000 of deferred revenue were recognized at the time the sale was made in 2003.
Grants. Revenue from grants increased $240,000 to $520,000 for the nine months ended September 30, 2006 from $280,000 for the nine months ended September 30, 2005. The increase in grant revenue is primarily due to income from our subcontract with Case Western Reserve University (Case). We were awarded this subcontract in October 2005 under a grant issued to Case by the National Center for Medical Rehabilitation Research (NCMRR), a component of the National Institute of Child Health and Human Development (NICHD). The subcontract provides us, in conjunction with other collaborators, with the financial resources to support the joint development of a neuroprosthetic system capable of restoring partial arm and hand function to individuals with extensive paralysis due to high cervical spinal cord injury. We are scheduled to receive up to $2.3 million from the subcontract over the five-year period covered by the grant. There can be no assurance, however, that we will receive the full $2.3 million potentially available under this subcontract. We finalized the subcontract with Case on March 31, 2006 and recognized revenue during the nine months ended September 30, 2006 related to services performed from September 2005, the initial period covered by the subcontract, through September 30, 2006.
A portion of the grant revenue for the nine months ended September 30, 2006 and all of the grant revenue for the nine months ended September 30, 2005 consists of income from research grants obtained from the U.S. government through the SBIR program. By the end of 2006, we expect to have completed all of our remaining SBIR grants. We no longer submit SBIR grant applications because of uncertainties concerning the availability of these types of grants to public companies.
Expenses
Research and Development. Research and development expenses increased $521,000 to $4,805,000 for the nine months ended September 30, 2006 from $4,284,000 for the nine months ended September 30, 2005. This increase was primarily due to a $768,000 increase in outside consulting services used principally in connection with the Andara™ OFS Device and the BrainGate System and additional amortization expense of $151,000 as a result of the intangible assets recorded in connection with the acquisition of Andara. These increases were partially offset by a decrease of $398,000 in spending primarily related to NeuroportTM System development and other operating expenses.
Sales and Marketing. Sales and marketing expenses increased $363,000 to $609,000 for the nine months ended September 30, 2006, from $246,000 for the nine months ended September 30, 2005. The increase is a result of increased sales and marketing associated with the Andara™ OFS Device and NeuroportTM System including an increase of $218,000 in compensation related primarily to developing the commercial organization which included the hiring of our Vice President of Sales and Marketing at the end of the first quarter of 2006. The increase is also due to $70,000 of outside consulting services used in connection with the Andara™ OFS Device, increased travel and entertainment of $42,000 related to on-going sales efforts for our Research Products, the NeuroPort program and initial marketing efforts in connection with the anticipated launch of Andara™ OFS Device as well as an increase of $33,000 in stock-based compensation expense related to the adoption of SFAS 123R.
General and Administrative. General and administrative expenses increased $225,000 to $3,220,000 for the nine months ended September 30, 2006 from $2,995,000 for the nine months ended September 30, 2005. The increase is due to an $114,000 increase in stock-based compensation expense resulting from the adoption of SFAS 123R, an increase in compensation expense for our existing and incremental general and administrative staff of $37,000 as well as a net increase of $74,000 in legal, accounting and other public company costs, including investor relations costs.
Other Income and Expenses
Other Income (Expense), Net. Interest income increased $219,000 to $281,000 for the nine months ended September 30, 2006 from $62,000 for the nine months ended September 30, 2005. The increase in interest income is primarily the result of a higher average invested cash balance as well as higher interest rates. Interest expense increased $202,000 to $460,000 for the nine months ended September 30, 2006 from $258,000 for the nine months ended September 30, 2005. The increase is related to borrowings under the Loan with General Electric Capital Corporation.
Net Loss
Net Loss. Our net loss increased $2,428,000 to $9,469,000 for the nine months ended September 30, 2006 from a net loss of $7,041,000 for the nine months ended September 30, 2005. The net loss included a one-time charge of $1,602,000 for in-process research and development recorded in connection with the acquisition of Andara. The increase is primarily a result of our engineering, manufacturing and marketing efforts related to the anticipated launch of the Andara™ OFS Device in 2007. The increased net loss also includes the impact of the adoption of SFAS 123R and an increase in compensation related expenses, partially offset by increased total revenues. Our net loss per common share decreased $0.10 per share to $0.34 per share for the nine months ended September 30, 2006 from $0.44 for the nine months ended September 30, 2005. The decrease in net loss per share was due to an increase in the weighted average common shares outstanding. The weighted average common shares outstanding increased 11,681,000 to 27,568,000 for the nine months ended September 30, 2006 from 15,887,000 for the nine months ended September 30, 2005 due to the 9,836,000 shares issued in connection with a private placement completed in September 2005 and 2,036,000 shares of stock not subject to forfeiture issued in connection with the acquisition of Andara.
Liquidity and Capital Resources
We have financed operations and internal growth since inception primarily through the private placements of equity and debt securities, as well as through revenue from product sales and sponsored research. We have received net proceeds of $25,234,000 from the private placement of equity securities through September 30, 2006. We have also received additional proceeds of $4,000,000 under a loan agreement and $1,103,000 under a capital lease line through September 30, 2006. As of September 30, 2006, we had $5,058,000 of cash and cash equivalents on hand.
On October 18, 2006, we completed a private placement whereby we sold 8,336,668 shares of our common stock (the “Shares”) and issued warrants to purchase another 4,168,338 shares of our common stock (the “Warrant Shares”) to accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended), resulting in gross proceeds (assuming no exercise of the warrants) of approximately $10,004,000 (the transaction is referred to herein as the “Private Placement”).
Net cash used in operating activities was $6,587,000 for the nine months ended September 30, 2006. The primary use of cash was to fund our operations. Included in our net loss for the nine months ended September 30, 2006 of $9,469,000 were non-cash expenses totaling $3,304,000 consisting of a charge for in-process research and development of $1,602,000, stock-based compensation expense of $1,258,000, depreciation and amortization expense of $363,000 and non-cash interest of $81,000. The use of cash for operations included costs for the continued development and commercialization of our products as well as the expenses incurred to operate as a public company including legal, accounting and investor and public relations. Working capital changes affecting our cash position include a use of cash of $348,000 to increase inventory and $69,000 resulting from higher accounts receivable. In addition, there was a net increase in other operating assets and liabilities of $6,000. Our prior operating costs are not representative of our expected ongoing costs. As we market and prepare for the launch of the Andara™ OFS Device and the NeuroPort™ System, and continue development of the BrainGate System, we expect our cash operating expenses to continue to increase for the foreseeable future.
Net cash used in investing activities was $396,000 for the nine months ended September 30, 2006. We used cash to purchase equipment totaling $209,000. In connection with the acquisition of Andara, we used $187,000 primarily for legal and consulting costs associated with the transaction.
Net cash provided by financing activities was $694,000 for the nine months ended September 30, 2006. We entered into a Loan and Master Security Agreement (the “Loan Agreement”) with General Electric Capital Corporation (the “Lender”) on December 27, 2005. The Agreement provides for borrowings in an amount up to $6,000,000, of which $4,000,000 is available immediately (“Tranche 1”) and the remaining $2,000,000 is available upon the achievement of certain milestones. As a condition to borrowing any funds under Tranche 1, the Company was required to pay all amounts outstanding and due under the Company’s existing Line of Credit and fully satisfy and discharge all related liens, claims and encumbrances on our property and intellectual property. Borrowings are collateralized by the assets of the Company, excluding intellectual property. The Loan Agreement provides for customary conditions to the Company’s ability to borrow, as well as customary covenants and default provisions. The Agreement also contains certain acceleration clauses. Borrowings under the agreement bear interest at the Federal Reserve’s Three-year Treasury Constant Maturities Rate plus 4.2 percent. The Company is required to make interest only payments on all draw-downs for the first six months and the remaining principal and interest will be repaid over 30 months. In connection with the execution of the Loan Agreement, the Company issued to the Lender a ten-year warrant to purchase up to 71,301 shares of common stock at an exercise price of $1.40 per share. The Company recorded the fair value of the warrant of $97,246 as deferred financing cost which is being amortized as interest expense over the term of the Loan. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.75%, no dividend yield, and a 10-year term.
On January 5, 2006, the Company paid $3,000,000 which was the total amount due and owing under the Line of Credit. On January

10, 2006, the Company borrowed $4,000,000 under the Loan Agreement. The Initial Borrowing bears interest at 10.72% annually and interest only is payable for six months; thereafter, the Initial Borrowing will be payable in thirty equal monthly payments of principal plus interest. If the Company fails to pay any amounts borrowed when due, the Lender may declare that all borrowings are immediately due and payable. In connection with the Initial Borrowing, the Company issued to the Lender a ten-year warrant to purchase up to 55,944 shares of the common stock at an exercise price of $1.79 per share. The warrant was valued $77,918 under the Black Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.75%, no dividend yield and a 10-year term. The fair value of the warrant is being charged to interest expense over the thirty-six month term of the loan.
We have financed a portion of our property and equipment purchases through the establishment of equipment lines of credit. During 2006 we received proceeds from a capital lease line of $140,000 and we used approximately $224,000 to make payments under the capital lease line.
Our future capital requirements will depend upon many factors, including advancement of our research and development programs and clinical studies, progress with marketing our technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in obtaining, regulatory approvals, competing technological and market developments, and our ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements.
We expect to continue to incur negative cash flows and net losses for at least the foreseeable future. Based upon our current plans, we believe that our existing capital resources, plus the proceeds from the private placement completed in October 2006, will be sufficient to meet our operating expenses and capital requirements through at least December 2007. However, changes in our business strategy, technology development or marketing plans or other events affecting our operating plans and expenses may result in the expenditure of existing cash before that time. If this occurs, our ability to meet our cash obligations as they become due and payable will depend on our ability to sell securities, borrow funds or some combination thereof. We may not be successful in raising the necessary funds on acceptable terms, or at all. Without sufficient funds, we may be required to delay, scale back or eliminate some of our research and development activities or delay the launch of our product candidates. If the Company is unable to raise sufficient additional financing we will not be able to continue our operations.
We may seek to increase our cash reserves, in addition to the private placement completed in October 2006, by obtaining additional funding through public or private financing, including the placement of shares of preferred or common stock; or collaborative arrangements with strategic partners; or a combination of the two.
Off-Balance Sheet Arrangements
As of September 30, 2006, we had no off-balance sheet arrangements.
Critical Accounting Policies
This discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an on going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements:
Revenue Recognition. We recognize revenue from product sales, research grants from the U.S. government through the Small Business Innovative Research (“SBIR”) program and research grants and contracts from other sources. Product sales consist of sales of our Research Products line of brain-computer interface equipment to universities and research hospitals involved in neurological research. Product sales are recognized in accordance with SEC Staff Accounting Bulletin (SAB) 104, Revenue Recognition, when persuasive evidence of an arrangement exists, fees are fixed or determinable, delivery has occurred and collection is reasonably assured. Revenue is not recognized until title and risk of loss have transferred to the customer, which occurs at the time of shipment. Terms for all customers are FOB shipping. The product operates without any custom configuration or installation. Product sales do not contain multiple elements. Following shipment, there are no customer acceptance requirements or installation obligations or continuing service requirements incumbent on us. Terms of product sales contain no contractual rights of return. In practice, we have not experienced or granted rights of return.
We recognize revenues from research grants as reimbursable, eligible costs are incurred. Eligible costs typically include direct labor costs, other direct costs as outlined in the grant, such as lab materials and supplies and consulting costs, and an overhead allocation as specifically defined by the grant. In accordance with Emerging Issues Task Force (EITF) 99-19, Reporting Revenue Gross as a

Principal versus Net as an Agent, we record grant revenues on a gross basis as we are the primary obligor with respect to our research and development activities. We are subject to grant audits as required by the Department of Health and Human Services. Audits may result in adjustments to the amount of grant revenues recorded and funds received. Historically, we have not been required to make any adjustments to the amount of grant revenues recorded and funds received as a result of grant audits.
Accounts Receivable. Accounts receivable represent amounts due from customers for goods shipped. We extend 30-day payment terms to our customers, and we do not require collateral. We periodically assess the collectibility of our receivables and establish reserves, as necessary, based on various considerations including customer credit history, payment patterns, and aging of accounts. Once management determines an account receivable is not collectible, the account is written off. We have not experienced significant collection problems to date. If our collection history or aging of accounts receivable deteriorates, we may have to record a charge to operations to establish an allowance for doubtful accounts.
Inventories. Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. Inventories consist of work-in-process and finished goods. We periodically review our inventory for excess, obsolescence or quality issues. Should we conclude that we have inventory for which we cannot recover our costs as a result of such review, we would have to record a charge to operations classified as cost of products sold.
Long-lived Assets. Our long-lived assets include fixed assets, identifiable intangibles, consisting of acquired patent technology, research grants, and goodwill.
Property and Equipment and Identifiable Intangible Assets. We periodically review our property and equipment and identifiable intangible assets for impairment. In determining whether an asset is impaired, we must make assumptions regarding recoverability of costs, estimated future cash flows from the asset, intended use of the asset and other related factors. If these estimates or their related assumptions change, we may be required to record impairment charges for these assets.
Goodwill. In assessing the recoverability of our goodwill, we make assumptions, at least annually, regarding its fair value, including estimated future cash flows and other factors. We currently make this annual assessment as of October 1 each year. This process is subjective and requires judgment. If these estimates or their related assumptions change in the future, or if actual cash flows are below estimates, we may be required to record goodwill impairment charges.
Stock-Based Compensation. Prior to January 1, 2006, the Company accounted for stock-based awards issued to employees under its stock-based compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. Accordingly, no compensation expense was recorded for options awarded to employees with exercise prices equal to or in excess of the stock’s fair market value on the grant date. The Company elected to adopt, for periods prior to January 1, 2006, the disclosure requirements of FASB Statement No. 123, Accounting for Stock-Based Compensation , as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (collectively, SFAS 123) which used a fair value based method of accounting for share-based awards. Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payments (SFAS 123R) using the modified prospective transition method. In conjunction with the adoption of SFAS 123R, the Company applied the principles of Staff Accounting Bulletin No. 107 (SAB 107), which provides guidance on the implementation of SFAS 123R.
SFAS 123R requires companies to record compensation expense for stock options measured at fair value, on the date of grant, using an option-pricing model. The Company elected to determine the fair value of stock options using the Black-Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized under SFAS 123.
The Company accounts for stock-based awards issued to non-employees in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123) and EITF No. 96-18, Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18), under which compensation expense is generally recognized over the vesting period of the award.
Recently Issued Accounting Standards
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), a replacement for APB Opinion No. 20, Accounting Changes (APB 20), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements . This statement changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires voluntary changes in accounting principles be recognized retrospectively to financial statements for prior periods, rather than recognition in the net income of the current period. Retrospective application requires restatements of prior period financial statements as if that accounting principle had always been used. This statement carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. We are required to adopt the provisions of SFAS 154 for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. At this time, we do not believe the adoption of this standard will have a material impact on our results of operations.

Item 3. Controls and Procedures.
Disclosure Controls and Procedures.
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act. The Company’s Chief Executive Officer and Chief Financial Officer have further concluded that, as of the end of such period, the Company’s controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting.
There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the Company’s fiscal quarter ended September 30, 2006, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Part II: Other Information
Item 1. Legal Proceedings
We are not a party to any material legal proceedings.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Not applicable.
Item 3. Defaults Upon Senior Securities
Not applicable.
Item 4. Submission of Matters to a Vote of Security Holders
Not Applicable.
Item 5. Other Information
On November 8, 2006, the Company issued a press release announcing its financial results for the quarter ended September 30, 2006. A copy of this press release is attached hereto as Exhibit 99.1.
Item 6. Exhibits
The exhibits listed in the Exhibit Index immediately preceding such Exhibits are filed with or incorporated by reference in this report.

SIGNATURES
     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
By:	/s/ Timothy R. Surgenor
Timothy R. Surgenor
President and Chief Executive Officer (Principal Executive Officer) Date: November 13, 2006

By:	/s/ Kurt H. Kruger
Kurt H. Kruger
Chief Financial Officer (Principal Financial Officer) Date: November 13, 2006

EXHIBIT INDEX

10.1	Employment Agreement with Kurt H. Kruger, dated September 18, 2006

31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 *	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 *	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 *	Press release dated November 8, 2006 announcing results for the quarter ended September 30, 2006.

*	This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

Exhibit 10.1
EMPLOYMENT AGREEMENT
          This Employment Agreement (this “Agreement”), is made and entered into this 18th day of September, 2006 (the “Effective Date”), by and between Cyberkinetics Neurotechnology Systems, Inc., a Delaware corporation (the “Company”), and Kurt H. Kruger (the “Executive”).
                    Whereas, the parties wish to set forth their understanding and agreement regarding the employment of the Executive by the Company;
                    Now therefore, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:
Section 1. Employment Services.
          During the Employment Period (as defined below), the Executive will serve as the Company’s Chief Financial Officer and will have such duties and responsibilities as would normally attach to that position, including such duties and responsibilities as are customary among persons employed in a similar capacity for similar companies, subject to the authority of the CEO and President of the Company. The Executive will faithfully and diligently carry out his duties and responsibilities and comply with all of the reasonable and lawful directives of the CEO, to which the Executive will report. The Executive will, if so elected, serve as a director of the Company and, if requested by the Company, an officer or director of any subsidiary or affiliate of the Company without compensation in addition to that provided in this Agreement. For purposes of this Agreement, an “affiliate” of the Company means any corporation, limited partnership, limited liability company or other entity engaged in the same business as the Company, or a related business, and which is controlled by, or under common control with, the Company.
Section 2. Term.
          The Company shall employ the Executive, and the Executive accepts such employment, commencing on the Effective Date and continuing thereafter until such time as this Agreement has terminated under the provisions of Section 5 hereof (the “Employment Period”).
Section 3. Performance.
          During the Employment Period, the Executive shall devote his best efforts and all of his business time and attention (except for vacation periods and reasonable periods of illness or other incapacity) to the business of the Company and its affiliates and will not engage in consulting work or in any other trade or business for his own account or for or on behalf of any other person, firm, corporation, limited partnership, limited liability company or other entity without the written consent of the Board of Directors of the Company (the “Board”) in each case, which shall not be granted if any such activity, in the opinion of the Board, competes, conflicts or interferes with the performance of his duties hereunder in any material way.

Section 4. Compensation and Benefits.
(a)	Salary. For services to the Company rendered by the Executive in any capacity during the Employment Period, including, without limitation, services as a manager, officer, director or member of any committee of the Company or of any subsidiary, affiliate or division thereof, the Company will pay or cause to be paid to the Executive a base salary at the rate of not less than $220,000 per annum (or such higher amount as the Compensation Committee of the Board (the “Compensation Committee”) may establish from time to time). The Executive’s base salary for any partial year will be prorated based upon the number of days elapsed in such year. The Executive’s base salary will be payable periodically in accordance with the Company’s customary payroll practices for its executives. Such base salary shall be reviewed in the month of April after the end of each fiscal year, starting with the fiscal year ending December 31, 2006, and may be increased based on the Executive’s performance, but not decreased, by the Board (or the Compensation Committee) in its reasonable discretion. The term “base salary” shall not include any payment or other benefit which is denominated as or is in the nature of a bonus, incentive payment, profit-sharing payment, performance share award, stock option, stock appreciation right, retirement or pension accrual, insurance benefit, other fringe benefit or expense allowance, whether or not taxable to the Executive as income.

(b)	Annual Performance Bonus. The Executive will be eligible to receive an annual cash performance bonus of up to $25,000 for the fiscal year ending December 31, 2006 (the “Pro-Rated Annual Performance Bonus”). For fiscal years subsequent to the fiscal year ending December 31, 2006, the Executive will be eligible to earn and receive an annual cash performance bonus of up to $75,000 (the “Annual Performance Bonus” and, together with the Pro-Rated Annual Performance Bonus, the “Performance Bonus”). The Compensation Committee shall consider and make a determination as to the amount of the bonus, if any, earned by the Executive not later than the first day of the month of March after the end of each fiscal year during the Employment Period, starting with the fiscal year ending December 31, 2006. Any bonus amount earned during the applicable fiscal year shall be paid no later than March 15th following the end of such fiscal year. Bonus awards shall be based upon the performance by the Executive as measured against objective and reasonable criteria mutually agreed and approved in advance by the Executive and the Compensation Committee, which criteria shall be set forth in Schedule 1 to this Agreement. To the extent that at least 50% of the criteria are achieved, the Executive shall be paid a pro rata percentage of the Performance Bonus. In the event the Executive exceeds such criteria set forth in Schedule 1 to this Agreement, the Compensation Committee may, in its sole and absolute discretion, increase the Annual Performance Bonus to an amount greater than $75,000.

(c)	Four Year Stock Option Grant. Simultaneously with the execution and delivery of this Agreement, the Company hereby grants to the Executive an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended, to purchase up to 200,000 shares of the Company’s Common Stock (the “Four-Year Option”) pursuant to the terms and conditions of that certain Four-Year Option Agreement, a copy of which is attached hereto and incorporated herein as Exhibit A (the “Four-Year Option Agreement”). Under the terms of the Four-Year Option Agreement, the Four-Year Option will have an exercise price equal to the fair value of the Company’s Common Stock as of the Effective Date and the shares of the Company’s Common Stock granted under the Four-Year Option will become vested and exercisable over a period of four (4) years as follows: (i) 25% on the first anniversary of the Effective Date and (ii) an additional 6.25% shall vest every three months after the first anniversary of the Effective Date for the next three years, as long as the Executive continues to be employed by the Company on each successive vesting date under the terms and conditions of this Agreement (or another agreement mutually agreed upon). The Four-Year Option will have a term of ten (10) years from the Effective Date.

(d)	Performance Stock Option Grant. Simultaneously with the execution and delivery of this Agreement, the Company hereby grants to the Executive an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended, to purchase up to 100,000 shares of the Company’s Common Stock (the “Performance Option”) pursuant to the terms and conditions of that certain Performance Option Agreement, a copy of which is attached hereto and incorporated herein as Exhibit B (the “Performance Option Agreement”). Under the terms of the Performance Option Agreement, the Performance Option will have a per share exercise price equal to the fair market value of the Company’s Common Stock as of the Effective Date and the shares of the Company’s Common Stock granted under the Option will become fully vested and exercisable on the ninth anniversary of the Effective Date (unless vested earlier pursuant to Section 4(f) below) , as long as the Executive continues to be employed by the Company on such vesting date under the terms and conditions of this Agreement (or another agreement mutually agreed upon). The Performance Option will have a term of ten (10) years from the Effective Date.

(e)	Restricted Stock. Simultaneously with the execution and delivery of this Agreement, the Company hereby grants to the Executive 100,000 shares of the Company’s Common Stock (the “Restricted Stock”) pursuant to the terms and conditions of that certain Restricted Stock Agreement, a copy of which is attached hereto and incorporated herein as Exhibit C (the “Restricted Stock Agreement”). Under the terms of the Restricted Stock Agreement, the Restricted Stock will vest over a period of four (4) years as follows: 25,000 shares on each anniversary of the Effective Date until fully vested (unless vested earlier pursuant to Section 4(f) below), as long as the Executive continues to be employed by the Company on such vesting date under the terms and conditions of this Agreement (or another agreement mutually agreed upon).

(f)	Accelerated Vesting of Stock Options. (i) Upon any sale, merger or other transaction resulting in (i) a change in control of the Company and (ii) the Company’s or its successor’s failure to continue to employ or failure to offer to employ the Executive under the terms and conditions of this Agreement (or another agreement mutually agreed upon), any unvested options to purchase shares of the Company’s Common Stock or unvested shares of Restricted Stock granted to the Executive pursuant to Sections 4(c), 4(d) or 4(e) above which remain outstanding immediately prior to the effective date of the change in control shall immediately vest and, in the case of options, become exercisable prior to such sale, merger or other change of control transaction. (ii) If the Executive voluntary resigns by reason of a Deemed Termination Event (as defined below), then that portion of the options to purchase shares of the Company’s Common Stock and that portion of the unvested shares of Restricted Stock granted to the Executive pursuant to Sections 4(c), 4(d) or 4(e) above which would have vested during the period commencing on the Date of Termination (as defined below) and ending twelve (12) months after the Date of Termination, shall immediately vest and, in the case of options, become exercisable as of the Date of Termination. (iii) For purposes of this Section 4(f), a change of control shall be deemed to occur upon: (1) any sale or exchange of greater than 50% of the voting interests of the Company; (2) any merger of the Company with an unaffiliated third party in which the Company does not survive the merger; or (3) any sale of all or substantially all assets of the Company. As long as the Executive continues to be employed by the Company under the terms and conditions of this Agreement (or another agreement mutually agreed upon) on an Event-Based Vesting Date (as defined below), a portion of the unvested Performance Options granted to the Executive pursuant to Section 4(d) shall vest immediately upon the achievement of certain objectives (each, an “Event-Based Vesting Date”) as follows: (i) Performance Options to purchase up to 33,333 shares shall vest upon the Company obtaining a significant institutional investor base or research analyst coverage by a nationally-recognized investment firm as determined by the Company’s Board of Directors, (ii) Performance Options to purchase up to 33,333 shares shall vest upon the Company being listed on a national securities exchange (as such term is defined by the federal securities laws) and (iii) Performance Options to purchase up to 33,334 shares shall vest upon the Company completing a transaction with a significant corporate investor or entering into a significant partnership each as determined by the Company’s Board of Directors.

(g)	Other Benefits. In addition to the compensation described in this Section 4, and such other amounts not constituting base salary as may be provided to the Executive from time to time by the Board, the Executive will be entitled during the Employment Period to participate in any retirement plans, bonus plans, welfare benefit plans and other employee benefit plans of the Company that may be in effect from time to time with respect to executives of the Company generally, to the extent the Executive is eligible under the terms of those plans. The Executive shall also be entitled to the following:
•	Twenty (20) days of paid vacation per year.

•	The Company shall reimburse the Executive in accordance with the Company’s reimbursement policy for all reasonable and necessary business expenses incurred by him in the course of performing his duties hereunder, provided that such expenses are appropriately documented in accordance with the Company’s reimbursement policy.

•	The Executive shall be entitled to a life insurance policy in a face amount equal to Three Hundred Thousand Dollars ($300,000.00) (the “Life Insurance”), which such policy shall be convertible to an individual policy at the Executive’s election upon termination of Executive’s employment with the Company.
Section 5. Termination.
     The Executive’s employment hereunder shall terminate under the following circumstances:
(a)	Death or Disability. The Executive’s employment with the Company shall automatically terminate upon the death or Disability (as defined below) of the Executive. “Disability” shall mean that the Executive is no longer able to perform the essential functions of the Executive Vice President for a continuous period of six (6) months or a total of nine (9) months in any one-year period. If any question arises as to whether the Executive has been so disabled, the Executive shall submit to an examination by a physician mutually acceptable to the Board and the Executive and, following such examination, the physician shall submit to the Company and to the Executive a report in reasonable detail setting forth his or her opinion as to whether the Executive was so disabled. Such report shall for the purposes of this Agreement be conclusive of the issue. Notwithstanding the foregoing, in the event of a Disability, the Company shall take no action that violates the applicable provisions of the Americans With Disabilities Act. If the Executive’s employment with the Company is terminated due to the death or Disability of the Executive, then Company shall promptly pay (and in any event no later than five (5)

days after the date of death or Disability) to the Executive’s estate or to the Executive any and all amounts then owed to the Executive, including all accrued and unpaid base salary, vacation pay, other benefits, and any applicable earned portion of the Performance Bonus less any applicable withholdings. In addition, the Executive shall also be entitled to reimbursement of any reimbursable business expenses which were incurred by the Executive through and including the date of death or Disability, which shall be paid in accordance with the Company’s expense reimbursement policy. With respect to a termination due to Disability, the Executive shall be entitled to convert the Life Insurance into an individual policy.

(b)	Termination by the Company without Cause. The Company may, at any time by action of a majority of the entire membership of its Board, excluding the Executive if the Executive is then a Board member, terminate the Executive’s employment without Cause (as defined below) by giving the Executive written notice of the effective date of termination (which effective date may be the date of such written notice) (the “Date of Termination”). If the Executive voluntarily resigns his employment with the Company at any time following the six month anniversary of the Effective Date of this Agreement due to a material reduction in the Executive’s responsibilities which shall include but not be limited to changes to his responsibilities from those that would normally attach to the position of CFO or a change in organization in which he would no longer report to the CEO, or due to a material reduction in the Executive’s base salary or bonus without a corresponding pro rata reduction in the base salary or bonus of the Company’s other executives, or due to a material breach of this Agreement by the Company (each a “Deemed Termination Event”), such voluntary resignation will be deemed to be termination by the Company without Cause. The Executive will provide thirty (30) days prior written notice to the Company of any such voluntary resignation by reason of a Deemed Termination Event, and during such 30-day period the Company shall have an opportunity to cure the Deemed Termination Event (the actual date of termination of the Executive’s employment as a result of a resignation due to a Deemed Termination Event is also referred to herein as the “Date of Termination”). If a cure is affected within such 30-day period, the provisions of this Section 5(b) shall no longer be applicable with respect to the Deemed Termination Event so cured. If the Company shall terminate the Executive without Cause hereunder or the Executive resigns his employment due to the occurrence of a Deemed Termination Event, the Company shall pay the Executive the following:
(1)	Any and all amounts owed to the Executive through the Date of Termination, including all accrued salary, vacation pay, and any other benefits, which shall be payable in a lump sum payment less any applicable withholdings within five (5) business days (for purposes of this Agreement, a “business day” shall mean any day other than Saturday, Sunday or any day on which banks in the Commonwealth of Massachusetts are authorized by law to close) following the Date of Termination.

(2)	For a period of twelve (12) months following the Date of Termination (the “Severance Period”), the Company shall pay the Executive, as severance payments, 100% of the Executive’s Monthly Salary (as defined below) and 100% of the Executive’s Monthly Bonus (as defined below), less required withholdings. Such amounts shall be payable periodically in accordance with the Company’s customary payroll practices. Within six (6) months following the end of the Severance Period, the Executive shall reimburse the Company for any severance amounts paid to the Executive to the extent the Executive has earned or received income from other sources (excluding directors’ fees and investment income) during the Severance Period and reportable as earnings on Form W-2 or Form 1099 (the “Supplementary Income”). Notwithstanding the foregoing, the Executive shall not be obligated to reimburse the Company for any amounts in excess of the aggregate amount paid by the Company to the Executive during the Severance Period and the Executive shall have no affirmative duty to seek alternative employment or otherwise mitigate the costs and expenses the Company is required to pay or incur during the Severance Period. For purposes hereof, “Monthly Salary” shall mean the Executive’s annual base salary in effect immediately prior to the Date of Termination (except if the termination is due to a reduction in salary, then the annual base salary in effect immediately prior to the decrease in annual base salary) divided by twelve (12). For purposes hereof, “Monthly Bonus” shall mean an amount equal to the average of the Performance Bonuses earned by the Executive in each of the two (2) fiscal years prior to his termination of employment divided by twelve (12); provided, however, that, if the Executive has not been employed through December 31, 2007, an assumed bonus of $25,000 for the fiscal year ending December 31, 2006 and an assumed bonus of $37,500 for the following fiscal year during which the Executive was not employed during the full year shall be used to calculate the average.

(3)	The Executive may continue to participate in the Company’s group health, life and dental plans during the Severance Period at the same cost to him as in effect prior to his termination of employment. Following the Severance Period, to the extent allowed by law, the Executive may elect to exercise any applicable rights under COBRA.

(4)	Notwithstanding anything to the contrary herein, in the event that the Executive materially breaches Sections 6, 7, 8 or 9 of this

Agreement, which breach, if reasonably capable of being cured, is not cured within thirty (30) days after receipt of written notice from the Company, the Company’s obligations under subsections (2) and (3) above shall cease in their entirety.

(5)	The Executive shall be entitled to reimbursement of any reimbursable business expenses which were incurred prior to the Termination Date which shall be paid by the Company in accordance with the Company’s expense reimbursement policy.

(6)	The Executive shall be entitled to convert the Life Insurance into an individual policy if the policy provides for such conversion.
(c)	Termination by the Company for Cause. The Company shall have the right to terminate the Executive’s employment effective immediately for any of the following reasons (each of which is referred to herein as “Cause”) by giving the Executive written notice which specifically identifies the Cause in reasonable detail:
(1)	the material breach of any provision of this Agreement, which breach, if reasonably capable of being cured, is not cured within thirty (30) days after receipt of written notice from the Company;

(2)	any act of willful disloyalty, dishonesty, or breach of fiduciary duty with respect to any aspect of the Company’s or any affiliate’s business;

(3)	any act of fraud or embezzlement;

(4)	deliberate disregard of a rule or policy of the Company known by the Executive or contained in a policy and procedure manual provided to the Executive which results in loss, damage or injury to the Company and is not cured within 15 days after receipt of written notice from the Company; or

(5)	conviction of a felony.
If the Executive’s employment is terminated by the Company pursuant to this Section 5(c), then (i) the Company shall have no further obligations hereunder accruing from and after the effective date of termination and shall have all other rights and remedies available under this or any other agreement and at law or in equity; and (ii) any unvested options granted hereunder shall immediately expire. Notwithstanding the foregoing, the Company shall promptly pay (and in any event within five (5) business days after the date of termination) to the Executive on the effective termination date any and all amounts then owed to the Executive, including all accrued salary, vacation pay, other benefits and any applicable earned portion of the Performance Bonus less any applicable withholdings. In addition, the Executive shall also be entitled to reimbursement of any reimbursable business expenses which were incurred by the Executive through and including the date of termination, which shall be paid by the Company in accordance with the Company’s expense reimbursement policy. The Executive shall be entitled to convert the Life Insurance into an individual policy.
(d)	Resignation by the Executive. The Executive may resign his employment with the Company under this Agreement at any time upon thirty (30) days prior written notice to the Company. The Board may, in such event, elect to waive the period of notice, or any portion thereof, in which event the Executive’s date of resignation shall be that date within such thirty (30) day notice period determined by the Board. Upon resignation by the Executive of his employment with the Company for any reason other than the occurrence of a Deemed Termination Event under Subsection 5(b) hereof (in which case the provisions of Section 5(b) hereof shall be applicable): (i) the Company shall have no further obligations hereunder accruing from and after the effective date of termination; and (ii) any unvested options granted to the Executive shall immediately expire. Notwithstanding the foregoing, the Company shall pay to the Executive within five (5) business days after the effective termination date any and all amounts then owed to the Executive, including all accrued salary, vacation pay, other benefits and any earned portion of the Performance Bonus less any applicable withholdings. In addition, the Executive shall also be entitled to reimbursement of any reimbursable business expenses which were incurred by the Executive through and including the effective date of the termination, which shall be paid by the Company in accordance with the Company’s expense reimbursement policy after the submission of a written expense report by the Executive. The Executive shall be entitled to convert the Life Insurance into an individual policy.
Section 6. Confidential Information.
(a)	While employed by the Company and thereafter, the Executive shall not, except as required by law, directly or indirectly, disclose to anyone outside of the Company any Confidential Information (as defined below) or use any Confidential Information other than pursuant to the Executive’s employment by, and for the benefit of, the Company.

(b)	The term “Confidential Information,” as used throughout this Agreement, means all data or information not generally known outside of the Company whether prepared or developed by or for the Company or received by the Company from an outside source. Without limiting the scope of this definition, Confidential Information includes any trade secrets, any technical data, design, pattern, formula, computer program, source code, object code, algorithm, manual, product specification, systems, methods, processes or plan for a new or revised product; and any business, marketing, financial, or sales record, data, plan, or survey; and any other record or information relating to the present or future business or products of the Company. All Confidential Information and copies thereof are the sole property of the Company.
Section 7. Noncompetition and Nonsolicitation.
     (a) During the term of the Executive’s employment by the Company under this Agreement and for a period equal to twelve (12) months following termination of the Executive’s employment, however caused, the Executive shall not, without the prior written consent of the Company:
(1)	For himself or on behalf of any other person or entity, directly or indirectly, either as principal, agent, stockholder, employee, consultant, representative or in any other capacity, own, manage, operate or control, or be connected or employed by, or otherwise associate in any manner with, engage in or have a financial interest in any business which is directly or indirectly competitive with the Company’s Business (as defined below), or any of its affiliates, except that nothing contained herein shall preclude the Executive from purchasing or owning stock in any such business if such stock is publicly traded and provided that the Executive’s holdings do not exceed three percent (3%) of the issued and outstanding capital stock of such business.

(2)	Either individually or on behalf of or through any third party, solicit, divert or appropriate or attempt to solicit, divert or appropriate, for the purpose of competing with the Company or any present or future parent, subsidiary or other affiliate of the Company which is engaged in a similar business as the Company’s Business, any customers or patrons of the Company, or any prospective customers or patrons with respect to which the Company has developed or made a sales presentation (or similar offering of services).

(3)	Either individually or on behalf of or through any third party, directly or indirectly, solicit, entice or persuade or attempt to solicit, entice or persuade any other employees of or consultants to the Company within the immediately preceding 12-month period or any parent or affiliate of the Company to leave the services of the Company or any parent or affiliate for any reason.

(4)	For purposes of this Section 7, the Company’s business (“Business”) shall mean researching, developing or commercializing therapeutic and diagnostic devices and drugs for the diagnosis and treatment of central nervous system injury and disease; provided, however, that the term “Business” shall be deemed amended to reflect any change in the Company’s Business after the Effective Date but prior to the Executive’s termination or resignation of employment with the Company. A business will be deemed to be competitive with the Company if it is engaged in a business substantially similar, in whole or in part, to the Company’s Business.
          Notwithstanding the foregoing, if during the six month period following the date of this Agreement, the Company terminates the employment of the Executive without Cause, the obligations of this Section 7 shall not apply following the effective date of such termination.
Section 8. Ownership of Ideas, Copyrights and Patents.
          (a) The Executive agrees that all ideas, discoveries, creations, manuscripts and properties, innovations, improvements, know-how, inventions, designs, developments, apparatus, techniques, methods, processes and formulae (all of the foregoing being hereinafter referred to as “the inventions”) which may be used in the business of the Company, or any of its affiliates, whether patentable, copyrightable or not, which the Executive may conceive or develop during his employment with the Company, or any of its affiliates, alone or in conjunction with another or others, whether during or out of regular business hours, and whether at the request or upon the suggestion of the Company, or any of its affiliates, or otherwise, shall be the sole and exclusive property of the Company, or any of its affiliates, and that the Executive shall not publish any of the inventions without the prior written consent of the Company. The Executive hereby assigns to the Company all of his right, title and interest in and to all of the foregoing. Notwithstanding the foregoing, the provisions of this Section 8 do not apply to inventions for which no equipment, supplies, facility, resources or Confidential Information of the Company was used and was developed entirely on the Executive’s own time, unless the invention relates to the Company’s business, to the Company’s actual or demonstrably anticipated research or development, or the invention results from any work performed by the Executive for the Company or any if its affiliates. The Executive agrees to provide the Company promptly with notice and sufficient documentation of any such inventions so that the Company may evaluate the inventions and determine whether such inventions should be assigned to the Company.
          (b) The Executive agrees that, at the Company’s expense, he will fully cooperate with the Company, its attorneys and agents, at any time during or after his employment, in the preparation and filing of all papers and other documents as may be required to perfect the Company’s rights in and to any of such inventions, including, but not limited to, joining in any proceeding to obtain letters patent, copyrights, trademarks or other legal rights in the United States and in any and all other countries on such inventions, provided that the Company will bear the expense of such proceedings, and that any patent or other legal rights so issued to the Executive personally, shall be assigned by the Executive to the Company.

Section 9. Disclosure of Covenants and Return of Records.
          (a) The Executive agrees that he will provide, and that the Company may in its discretion similarly provide, a copy of the covenants contained in Sections 6, 7, and 8 of this Agreement to any business or enterprise which the Executive may directly or indirectly own, manage, operate, finance, join, control or participate in the ownership, management, operation, financing, control or control of, or with which the Executive may be connected as an officer, director, employee, partner, principal agent, representative, consultant or otherwise.
          (b) Upon termination of the Executive’s employment with the Company, the Executive shall deliver to the Company any property of the Company which may be in the Executive’s possession, including, without limitation, products, materials, memoranda, notes, records, reports, or other documents or photocopies of the same.
Section 10. Conflicting Agreements.
          The Executive hereby warrants and covenants that his employment by the Company will not result in a breach of the terms, conditions or provisions of any agreement to which the Executive is subject, and that he has not made and will not make any agreements in conflict with this Agreement.
Section 11. Successors and Assigns.
          This Agreement is intended to bind and inure to the benefit of and be enforceable by the Executive and the Company, except that the Executive may not assign any of his rights or obligations under this Agreement and the Company may not assign any of its rights or obligations under this Agreement without the prior written consent of the Executive unless such assignment is in connection with a merger, sale of all or substantially all of the assets of the Company or another change of control event.
Section 12. Severability.
          Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect such provision in any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.
Section 13. Notice.
          Any notice provided for in this Agreement must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested), sent by facsimile transmission or sent by reputable overnight courier service, to the recipient at the address indicated below:

To the Company:	Cyberkinetics Neurotechnology Systems, Inc.
100 Foxborough Boulevard, Suite 240
Foxborough, MA 02035
Attn: Chief Executive Officer
Facsimile: (508) 549-9985

With a copy to:	Kirkpatrick & Lockhart Nicholson Graham LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111-2950
Attn: Michael A. Hickey
Facsimile: (617) 261-3175

To the Executive:	Kurt H. Kruger
11 Owenoke Park
Westport, CT 06880
or to such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given when so delivered or sent or if mailed, five (5) days after so mailed.
Section 14. Amendments and Waivers.
          Any provision of this Agreement may be amended or waived only with the prior written consent of the Executive and a majority of the Compensation Committee. Notwithstanding the foregoing, the failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.
Section 15. Entire Agreement; Counterparts.
          This Agreement (including the Four-Year Option Agreement and the Performance Option Agreement referenced herein) embodies the complete agreement and understanding between the parties and supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and together constitute the same instrument.
Section 16. Governing Law.
          All questions concerning the construction, validity and interpretation of this agreement will be governed by the internal law, and not the law of conflicts, of the Commonwealth of Massachusetts.

Section 17. Remedies.
          Each of the parties to this Agreement will be entitled to enforce his or its rights under this Agreement specifically, to recover damages (including, without limitation, reasonable fees and expenses of counsel) by reason of any breach of any provision of this Agreement and to exercise all other rights existing in his or its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach or threatened breach of the provisions of this Agreement and that any party may in his or its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.
Section 18. Captions.
          The captions set forth in this Agreement are for convenience only, and shall not be considered as part of this Agreement or as in any way limiting or amplifying the terms and provisions hereof.
[Signature page follows.]

     In witness whereof, the parties have signed, sealed and delivered this Agreement as of the Effective Date.

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

By:	/s/ Timothy R. Surgenor Timothy Surgenor President and Chief Executive Officer

EXECUTIVE:

/s/ Kurt H. Kruger

Kurt H. Kruger

Exhibit 31.1
CERTIFICATIONS
I, Timothy R. Surgenor, President and Chief Executive Office, certify that:
1.	I have reviewed this quarterly report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc (the “Company”);
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.
4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     (b) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     (c) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and
5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):
     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and
     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
Date: November 13, 2006
/s/ Timothy R. Surgenor
Timothy R. Surgenor

Exhibit 31.2
CERTIFICATIONS
I, Kurt H. Kruger, Chief Financial Officer, certify that:
1.	I have reviewed this quarterly report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc (the “Company”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:
     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     (b) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     (c) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and
5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):
     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and
     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
Date: November 13, 2006
/s/ Kurt H. Kruger
Kurt H. Kruger

Exhibit 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc. (the “Company”) for the period ended September 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Timothy R. Surgenor, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
/s/ Timothy R. Surgenor
Timothy R. Surgenor
President and Chief Executive Officer
November 13, 2006

Exhibit 32.2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc. (the “Company”) for the period ended September 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kurt H. Kruger, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
/s/ Kurt H. Kruger
Kurt H. Kruger
Chief Financial Officer
November 13, 2006